Exhibit 7.02

Saunders Acquisition Corporation

2 Briarwood Ct, Princeton Jct., NJ 08550

Telephone: +1-609-509-3024

Email: barry@barrylipsky.com

May 20, 2009

Board of Directors

Franklin Electronic Publishers, Inc.

One Franklin Plaza

Burlington, New Jersey 08016-4907

Dear Members of the Board:

The purpose of this letter is to submit for your consideration a proposal pursuant to which Saunders Acquisition Corporation, a newly formed Delaware corporation (“Saunders”), would be merged (the “Merger”) with and into Franklin Electronic Publishers, Inc. (“Franklin”), and all outstanding shares of common stock of Franklin, other than shares held by Saunders, would be converted into the right to receive $2.35 in cash per share.

We believe that the price we are proposing as the merger consideration presents an excellent opportunity for Franklin’s stockholders to achieve liquidity for their shares at a significant premium to current market value. We are confident that you will conclude that the proposal is fair and in the best interests of the public stockholders.

Saunders is currently wholly owned by Barry J. Lipsky, Frank A. Musto and Toshihide Hokari. In addition, James H. Simons, Shining Sea Limited, Howard L. Morgan and Marcy Lewis, each of whom is a current stockholder of Franklin, have agreed to become investors in Saunders. Accordingly, our proposal is not subject to any financing condition.

The Merger will require approval of Franklin’s Board of Directors and its stockholders. Since certain stockholders of and potential investors in Saunders are members of management and serve on Franklin’s Board of Directors, we believe it is prudent and in the best interests of Franklin and its stockholders for Franklin’s Board of Directors to form a committee consisting of independent and disinterested Directors (the “Special Committee”) to assess and approve the Merger. We also believe it is prudent and in the best interests of Franklin and its stockholders that the Special Committee engage legal advisors to advise the Special Committee as to the legal obligations of the Special Committee and the Board of Directors in connection with the Merger and financial advisors to advise the Special Committee as to the fairness of the proposed transaction from a financial point of view.

Our proposal is also subject to the negotiation of a definitive merger agreement between Saunders and Franklin. We are prepared, at the earliest possible time, to enter into a binding agreement which would contain standard terms and conditions for transactions of this nature.

This proposal is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by Franklin and all other appropriate parties, and the agreement, arrangement or understanding has been approved by the Special Committee.

Very truly yours,

SAUNDERS ACQUISITION CORPORATION

By	/s/ Barry J. Lipsky
Barry J. Lipsky
President